Exhibit 99.1

Foremost Lithium Announces Pricing of USD $4.0 Million Public Offering & Nasdaq Listing

Vancouver, British Columbia - August 21, 2023 - Foremost Lithium Resource & Technology Ltd. (Nasdaq: FMST, FMSTW) (CSE: FAT) (“Foremost Lithium” or the “Company”), an exploration stage lithium mining company, today announced the pricing of an underwritten public offering in the United States (the “Offering”) of 800,000 units, each consisting of one common share and one warrant to purchase one common share (“Common Share Unit”). Each Common Share Unit is being sold to the public at a price of USD $5.00 per unit. The gross proceeds to the Company from the Offering are expected to be USD $4.0 million before deducting underwriting discounts and other offering expenses. The warrants within each Common Share Unit will have a per share exercise price of USD $6.25, be exercisable immediately, and expire five years from the date of issuance. The common shares and warrants that are part of the Common Share Units can only be purchased together in the Offering but will be issued separately. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 120,000 Common Share Units and/or pre-funded warrant units common share purchase warrants (the “Pre-Funded Warrant Units”) to cover over-allotments, if any. Each Pre-Funded Warrant Unit would be issued at a price of USD $4.99 and each Pre-Funded Warrant would be exercisable to acquire a common share for an indefinite term at an exercise price of USD $0.01.

The common shares and warrants are expected to begin trading on the Nasdaq Capital Market on August 22, 2023 under the symbols “FMST” and “FMSTW”. The Offering is expected to close on August 24, 2023, subject to satisfaction of customary closing conditions. The Company’s common shares will continue to trade on the Canadian Securities Exchange under the symbol “FAT”. All securities issued under the Offering will be issued free from any resale restrictions under applicable Canadian and United States securities laws.

The Company intends to use the net proceeds of the Offering for resource development activities, annual property payments, claim payments and royalty payments, general corporate purposes and general business expenses.

ThinkEquity is acting as sole book-running manager for the Offering.

In connection with the closing of the Offering, the Company has agreed to issue ThinkEquity 40,000 warrants, representing 5% of the aggregate Common Share Units sold in the Offering, with each such warrant exercisable at a price of USD $6.25 for a period ending five years from the commencement of sales of the Offering.

A registration statement on form F-1 (333-272028) relating to the offered securities was filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective on August 21, 2023. This Offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. The Offering is not available to Canadian residents, however, a copy of the registration statement and final prospectus will be filed with the British Columbia Securities Commission and under the Company’s profile at www.sedarplus.ca.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Foremost Lithium

Foremost Lithium is a hard-rock exploration company with over 43,000 acres located in Snow Lake, Manitoba, and hosts a property in a known active lithium camp in Quebec called Lac Simard South situated on over 11,400 acres.

Its five Lithium Lane Projects, Zoro, Jean Lake, Grass River, Peg North and Jol, as well as Lac Simard South are strategically located to capitalize on the world's growing EV appetite and to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

On Behalf of the Board of Directors:

Jason Barnard, President and CEO

Email: info@foremostlithium.com

Phone: +1 (604) 330-8067

Follow us or contact us on social media:

Twitter: @foremostlithium

Linkedin: www.linkedin.com/company/foremost-lithium-resourcetechnology/mycompany/

Facebook: www.facebook.com/ForemostLithium